# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0000898432-24-000401
Filed by CIK 0001745375
Persons authorized to receive notices and communications: Edward Coss, 520 Newport Center Drive, 21th Floor, Newport Beach, California (CA), 92660, (949) 610-8022

## Reporting persons
- Patel Tushar Bhikhubhai (CIK 0001745375): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 48,578,209; shared voting power 0; sole dispositive power 48,578,209; shared dispositive power 0; aggregate amount beneficially owned 48,578,209 (15.7% of the class)
  Comment: The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 309,966,341 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on February 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807

## Item 4. Purpose of Transaction
Purpose of transaction: On March 14, 2025, the Reporting Person caused TI SIE 2, LLC, a Delaware limited liability company ("TI SIE 2"), the sole member of which is a trust controlled by the Reporting Person, to sell 5,000,000 shares of Class A Common Stock in a block trade to Citigroup Global Markets Inc., at a price per share of $8.35. The purpose of this transaction was to obtain liquidity for a portion of the shares of Class A Common Stock beneficially owned by the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as of the date hereof, based on 309,966,341 shares of Class A Common Stock outstanding as of February 14, 2025, as reported in the Issuer's Annual Report on Form 10-K filed on February 28, 2025:

Reporting Person - Tushar Patel
Amount Beneficially Owned - 48,578,209
Percent of Class - 15.7
Sole power to vote or to direct the vote - 48,578,209
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 48,578,209
Shared power to dispose or to direct the disposition - 0

The Reporting Person may be deemed to beneficially own 48,578,209 shares of Class A Common Stock held of record by TI SIE 2.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Amendment No. 5 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Patel Tushar Bhikhubhai: Tushar Patel, Patel Tushar Bhikhubhai (03/17/2025)